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                                                                Exhibit 99(b)(5)

                             FORM OF LOAN AGREEMENT

Viad Corp.
Dial Tower
Phoenix, Arizona  85077

Dear Sirs:

We are pleased to offer you an uncommitted credit facility available in United States Dollars whereby from time to time you may request us to make available to you advances having a maximum term not exceeding 45 days unless otherwise agreed between us (each a "Loan"), subject to the following terms and conditions:

1.    Availability:

      Your request for a Loan will not be honored by us until:

      a. Acceptance by you of the offer contained in this letter and the terms and conditions herein set out; and

      b.    Receipt by us in a form satisfactory to us of:

            i) A copy of your Certificate of Incorporation and By-Laws, certified as being true and correct as of the date hereof.

            ii) A certified copy of the resolutions of your Board of Directors authorizing you to enter into this Loan Agreement.

            iii) An incumbency certificate for the person(s) authorized to sign this letter on your behalf and any documents to be delivered pursuant hereto, together with specimen signatures of such person(s).

 We shall not be under any obligation to comply with a request and we shall be entitled to cancel this facility forthwith at any time without limitation.

 Subject to the terms and conditions hereof, we may make Loans to you until such time as the principal amount of the outstanding Loans equals $25,000,000 (the "Maximum Dollar Amount").


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2.    Default Interest:

      Interest on each Loan shall be charged at a fixed rate agreed between us and shall be calculated on the basis of a year of 360 days and the number of days elapsed.

      Any amount due and payable by you to us under this facility but not so paid shall bear Default Interest (as defined below) thereon (after as well as before judgment) from the due date for payment thereof until payment is made.

      "Default Interest" shall mean an annual rate of interest equal to two percent (2%) over the prime rate of Mellon Bank, N.A., as announced from time to time in its office in Pittsburgh, Pennsylvania.

3.    Repayment:

      a. Subject to the provisions of Paragraph 5 below, you shall not be permitted to make any prepayment of a Loan made to you hereunder.

      b. Subject to the provisions of Paragraph 5 below, the principal amount of each Loan and all interest thereon shall be paid by you to us on its specified maturity date (each a "Maturity Date") in accordance with the provisions of Paragraph 4 below.

4.    Repayment Procedure:

      Repayment of the principal amount of each Loan and payment of interest thereon shall be made in Pittsburgh, Pennsylvania, by 12:30 p.m. on the Maturity Date, to Mellon Bank, N.A., for the account of Allomon Funding Corporation and Bankers Trust Company, as issuing and paying agent, to the account specified in Paragraph 9(e) below.

5.    Events of Default:

      a. If any of the following events occurs and so long as it remains unremedied we may, by notice to you, require repayment forthwith of all amounts outstanding under this facility together with accrued interest and other monies due hereunder:

            i) you fail to pay any sum due under this facility on the due date; or

            ii) any representation made by you in connection with this facility or in any certificate, statement or document delivered or made by you pursuant thereto or in connection therewith proves to have been incorrect or inaccurate in a material respect when made; or

            iii) you default in the performance of any other provision of this facility and you fail to cure such default within 30 days after receipt of notice from us or our agent on our behalf; or


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            iv)   any of your indebtedness for or in relation to borrowed money
                  (whether incurred as principal or as surety) in excess of $10,000,000 is not paid when due (whether at its maturity date or upon acceleration or when otherwise declared due and payable prior to its specified maturity date); or

            v) you are insolvent or make a general assignment for the benefit of, or a composition with, your creditors or any steps are taken or legal proceedings are started for the liquidation, dissolution, winding up, reorganization, arrangement, adjustment, protection relief or composition of you or your debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors or for the appointment of a receiver, trustee or similar officer of you or all or any of your assets.

      b.    In furtherance and not in limitation of any rights we may have under
            Section 5(a) hereof, you shall be obligated to pay us, with respect to any Loan which is repaid prior to its Maturity Date because of the occurrence of an event set forth in Section 5(a), interest which would have accrued up to and including the Maturity Date for such Loan.

6.    Evidence of Debt:

      Loans made by us to you shall be evidenced by a Loan Note substantially in the form of Annex A hereto payable to our order and dated the date of this Agreement. The Loan Note shall contain a schedule on which the Referral Agent shall record (as our agent) with respect to each Loan, the amount of the Loan, the date of the making of the Loan, the interest rate of the Loan if made on an interest-bearing basis or the amount of interest due to the Maturity Date, the Maturity Date of the Loan, the amount payable in respect of such Loan on the Maturity Date thereof, the amount actually paid and the date on which such amount is paid. The failure to record, or any error in recording, any such information on such schedule shall not, however, limit or otherwise affect your obligations hereunder or under the Loan Note to repay the principal of, and interest on, any Loan.

 7.    Representations and Warranties:

       You represent and warrant to us that, as of the date hereof and as of the date of the making of each loan:

      a. You are a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and are duly qualified and authorized to do business in each jurisdiction in which your business or activities require such qualifications, except where the result of any failure to be so qualified would not


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            have a material adverse effect on your ability to perform your obligations under this Agreement or the Loan Note;

      b. You have the corporate power and authority to enter into and perform this Agreement and the Loan Note, and the execution, delivery and a performance of this Agreement and the Loan Note have been duly authorized by all necessary corporate action on your part and do not contravene your certificate of incorporation or by-laws or any indenture, mortgage, credit agreement, license or other agreement or instrument to which you are bound, or any law, judgment or governmental rule, regulation or order applicable to you;

      c. This Agreement and the Loan Note constitute your legal, valid and binding obligations, enforceable against you in accordance with the respective terms thereof, except as enforceability may be limited by bankruptcy, insolvency or other similar laws of general application relating to or affecting the enforcement of creditors; rights in general or by general principles of equity;

      d. You are not in default under any agreement or instrument to which you are a party, the result of which would be to have a material adverse effect on your ability to perform your obligations under this Agreement or the Loan Note;

      e. You are not an "investment company: or a company "controlled by" an "investment company" under the Investment Company Act of 1940, as amended;

      f. All governmental and/or other consents (if any) required for this facility are in full force and effect; and

      g. Each Loan is being incurred, and will be repaid, in the ordinary course of your business.

8.    Taxes:

      All payments to be made by you to us hereunder shall be made free and clear of any deduction or withholding, and if you are required to make any deduction or withholding on account of taxes or otherwise, the sum payable by you in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that after the making of such deduction or withholding we receive and retain (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which we would have received and so retained had no such deduction or withholding been made or required to be made.


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9.    Other Agreements:

      a.    Disclosure of Information

            We may disclose such information about you to Mellon Bank, N.A., in its capacity as our referral agent, to Merrill Lynch Money Markets Inc., in its capacity as our managing agent, and to each banking institution as shall be providing credit support or liquidity to us, as we, in our sole discretion, shall consider appropriate. In addition, we shall be entitled to disclose information to such other persons as may be required from time to time pursuant to applicable law, rule, regulation or order or court order or process.

      b.    Use of Proceeds

            You agree that you will not apply the proceeds of any Loan to purchase or carry securities within the meaning of Regulation G,T,U or X issued by the Board of Governors of the Federal Reserve System.

      c.    Costs and Expenses

            You agree to pay on demand all losses, costs and expenses (including reasonable counsel fees and expenses) incurred by us or on our behalf in connection with the enforcement of our rights under this facility or any Loan.

      d.    Payment Free and Clear

            You will make all payments hereunder free and clear of any counterclaim or right of setoff.

      e.    Wiring Instructions

            You agree that the proceeds of your Loans hereunder will be wired as follows:

                        Citibank, N.A., New York
                        ABA #021-000-0819
                        For the Account of Viad Corp
                        Account Number 000-32803

            You further agree to repay all sums due us by wiring payments as follows:

                        Mellon Bank, N.A.
                        ABA No. 0430-0026-1
                        For the Account of Allomon Funding
                          Corporation
                        Account Number 165-5084


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      10.   Law and Jurisdiction:

            This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

      11.   No Bankruptcy Petition Against the Lender:

            You hereby covenant and agree that, prior to the date which is one year and one day after the payment in full of all outstanding Loans, you will not institute against us, or join any other person in instituting against us, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding or other similar proceeding under the laws of the United States or any state of the United States.

Please sign and return the enclosed copy of this letter to evidence your acceptance of this offer and the terms and conditions herein contained on or before September 16, 1996 after which date this offer will lapse.

                                    Yours faithfully,

                                    ALLOMON FUNDING CORPORATION

                                    By_________________________
                                        Authorized Signatory

                                    Title________________________

Accepted and Agreed as of
this ____ day of ________, 1996.


VIA CORP

By_______________________
   Authorized Signatory

Title______________________


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                                                                         Annex A
                                                                              to
                                                                  Loan Agreement

                                    VIAD CORP

                                    LOAN NOTE

                                                              New York, New York
                                                              ____________, 1996

         FOR VALUE RECEIVED, VIAD CORP, a State of Delaware corporation (the "Borrower"), promises to pay to the order of ALLOMON FUNDING CORPORATION (the "Company"), the amounts indicated on the schedule attached hereto or the maturity dates indicated thereon, together with interest thereon in the amounts or computed by reference to the rates, set forth on such schedule, which amounts comprise the principal amounts of Loans together with interest thereon) made by the Company to the Borrower.

         Any overdue principal and any overdue amount of interest, fees or other amounts payable hereunder or under the Loan Agreement referred to below shall bear interest, payable on demand (after as well as before judgment), from the due date for payment thereof until payment is made, at an annual rate of interest equal to two percent (2%) over the prime rate of Mellon Bank, N.A. as announced from time to time at its office in Pittsburgh, Pennsylvania.

         The Borrower shall not be permitted to prepay any Loan made to it hereunder.

         The Borrower shall make each payment of principal and interest hereunder in Pittsburgh, Pennsylvania, by 12:30 P.M. on the day when due, in lawful money of the United States of America to Mellon Bank, N.A., for the account of the Company and Bankers Trust Company, as issuing and paying agent, Account No. 165-5084.

         The Borrower also agrees to pay on demand all costs and expenses (including reasonable fees and expenses of counsel) incurred by the Company in enforcing this Loan Note.

         This Loan Note evidences indebtedness incurred under, and is subject to the terms and provisions of and entitled to the benefits of, a Loan Agreement dated as of __________, 1996, as from time to time amended (the "Loan Agreement"), between the Company and the Borrower. Reference is hereby made to the Loan Agreement for a statement of its terms and provisions, including those under which this Loan Note may be paid prior to its due date or have its due date accelerated.

         All parties hereto, whether as makers, endorsers, or otherwise, severally waive presentment for payment, demand, protest and notice of dishonor.


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         This Loan Note shall be deemed to be a contact made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

                                   VIAD CORP.

                                   By________________________
                                      Authorized Signatory

                                   Title_______________________



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